Exhibit 99.1
 Introduction to Evogene  February 2017  Ofer Haviv, President & CEO

 Safe Harbor statement  2  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

 Table of contents   Introduction Our technologyApplications and product programsSummary of investment highlights   3

 Introducing Evogene  4    We are… A leading biotechnology company for the improvement of crop productivity and performance, addressing the world’s increasing demand for food, feed and fuel

 Farmer’s needs  5  Farmer’s main inputs  Fertilizers  Agro-technical  Seeds  Ag-Chemicals        Ag-Biologicals  Precision tools    Farmer’s target – maximize profit Increase crop yield  Reduce loses from stresses Minimize input expenses

The opportunity

A dire need for innovation







Seeds - $37B[1]	Ag-Chemicals - $56B[2]	Ag-Biologicals - $3B[3]
▪ Crops' full yield potential - yet to be captured ▪ Insect control - resistance to available commercial traits	▪ Extra yield of up to 60% - significant potential yet to be captured ▪ Resistance to available commercial solutions	▪ Emerging as promising tool to drive productivity – mainly due to microbiome & data revolution ▪ Stability limits applicability of existing products



Bt crops (million ha)
Resistant species (reduced efficacy reported)
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011



Number of resistant species
Herbicide class:
Acetolactate synthase inhibitor (including imazethapyr)
Triazines (including atrazine)
Glyphosate
Ureas, amides
Dinitroanilines
1950
1960
1970
1980
1990
2000
2010



nature
OUR OTHER GENOME
nature
ROOT DWELLERS

[1] Source: Phillips McDougall , 2016
[2] Source: Phillips McDougall, 2015
[3] Source: Research & Markets, 2016

I 6

Evogene 'at a glance'

- **An innovative, predictive discovery technology -** applied to identify:
  - Genetic elements for improved seeds
  - Chemical compounds for innovative Ag-Chemicals
  - Microbes for novel Ag-Biologicals
- **Strategic collaborations with world-leading agriculture companies -** including BASF, Bayer, DuPont, Monsanto, Syngenta
- **Revenue model -** based on licensing agreements, which typically include three main revenue streams:
  - R&D payments - short term
  - Milestone payments - mid term
  - Royalties from product sales - longer term
- **Financial fundamentals -**
  - Cash position - $93 million (September 30th, 2016)
  - Projected cash use for 2016 - ~$15 million
  - Listed on TASE (2007) and NASDAQ (2013)



Innovative discovery technology
Analysis platforms
Interconnected Data Hub
Dedicated 'Big Data'
Science
Genetic elements
Chemical compounds
Microbes
BASF
BAYER
DUPONT
MONSANTO
syngenta
Improved Seeds
Innovative Ag-Chemicals
Novel Ag-Biologicals

7

Our revenue & business models

Collaboration timeline



evogene
Plant Innovation
BASF
BAYER
DUPONT
MONSANTO
syngenta
E
Discovery
L1
Early development
L2
Advanced development & registration
Commercialization
RD
M
M
M
R

Revenue model

RD	R&D payments	▪ R&D funding by partner
M	Milestone fees	▪ Additional payments received upon achieving predetermined objectives
R	Royalties	▪ Percentage of product sales by partner

Business model

E	Early collaboration model	▪ Collaboration <u>prior</u> to initiating product discovery and development activity
$L_{1,2}$	Late collaboration models	▪ Collaboration <u>following</u> internal product discovery and early development

8

Value creation per product program

Collaboration timeline



evogene
Plant Innovation
BASF
We create chemistry
BAYER
DUPONT
MONSANTO
syngenta
GLOBAL
E
L1
L2
Discovery
Early development
Advanced development & registration
Commercialization
RD
M
M
M
R
Value (illustration)
evogene
Plant Innovation
Over 10 major product programs

9

 Table of contents   Introduction Our technologyApplications and product programsSummary of investment highlights   10

 11  Technology platform    Interconnected Data HubComputational integration of ‘Big Data’ - currently four interconnected databases    Science Multidisciplinary scientific approachdriving our R&D          Dedicated ‘Big Data’On-going accumulation - public resources and problem-tailored experiments  Driving Ag Innovationvia predictive biology    Analysis platformsProprietary algorithms and modules to prioritize the best product candidates    Chemical discovery    Gene optimization     Toxin discovery    Gene discovery     Stack discovery     Target discovery

 12  Plant validation systemsProviding proof for our predictions

 13  Technology platformImplementation pathways  13  Innovative discovery technology  Improved Seeds  InnovativeAg-Chemicals  NovelAg-Biologicals  Geneticelements  Microbes  Chemical compounds  Platform outputs:  Basis for development of innovative products

 Table of contents   Introduction Our technologyApplications and product programsSummary of investment highlights   14

 15  15  Innovative discovery technology  Improved Seeds  InnovativeAg-Chemicals  NovelAg-Biologicals  Geneticelements  Microbes  Chemical compounds  Platform outputs:  Basis for development of innovative products  Application pathways

 Improved seeds - market and unmet needs  16  ~$37B* in 2015    Innovation potential  Basic seed  Seed traits           $0.5B  $3.2B  Insect resistance  $1.5B  $3.5B  Herbicide tolerance  $1.2B  $1.5B  Yield  $0.45B  $0.65B  Drought tolerance  $1B  $1B  Disease resistance  Corn  Soy  Examples – trait values   Existing Products  Potential yet tobe captured      Broad commercial potential for bringing ‘breakthrough’ traits to the seed market   * Source: Phillips McDougall , 2015  Biotech Seeds

Improved seeds - activities and achievements

Overview

- **Product trait programs -** focus on corn, soy, wheat, cotton and canola
  - Yield and abiotic stress – since 2004
  - Disease resistance - since 2007
  - Insect resistance – since 2014

- **Main achievements -**
  - Most advanced gene in Phase II of development
  - Collaborations with industry leaders
  - Strong IP portfolio - over 4000 genes under patent protection
  - Over 1000 genes under target crop validation by partners

Traits

- Yield
- Abiotic stress
- Insect resistance
- Diseases resistance

Partners

BAYER, biogemma, DUPONT, MONSANTO, syngenta GLOBAL, RAHAN MERISTEM, RASI Breeding Excellence

Example: Monsanto-Evogene collaboration

- **Collaboration period -** 8 years
- **Objective -** improved seeds via biotechnology
  - **Crops** - Corn, soybean, cotton, canola
  - **Traits -**
    - Yield, drought tolerance, fertilizer utilization
    - Insect resistance – Fusarium resistance in corn
- **Key terms -**
  - R&D and up-front payments - total c.$68M
  - Milestone payments + royalties from sales
  - $30M equity investment (including $12M in IPO)

evogene Plant Innovation — Gene discovery and trait optimization

MONSANTO — Development and commercialization



Computational discovery



Model plant validation



Target plant validation and development

Improved seeds



17

 18  Improved seeds - selected results        Genes demonstrated potential to achieve yield enhancement in target crops  Additional optimization & development towards phase 2    Pathforward  Further optimization and validation in plants towards licensing agreement  Yield  Insect resistance (internal program)  Abiotic stresses  Internal program  collaboration  Novel toxins showed activity against Lepidoptera and Coleopteran insects    Pathforward

Improved seeds - upcoming value drivers

Improved seeds



Trait	Discovery	Early Development	Advanced development & registration	Commercialization

Yield

Abiotic stress

Gene advancement -

- Gene advancement within early development (phase 1)
- Gene advancement to advanced development (phase 2)

Disease Resistance

Gene advancement -

- Gene advancement within early development (phase 1)
- Gene advancement to advanced development (phase 2)

Insect Resistance

Toxin advancement - optimization and licensing -

- Entry into strategic, product development collaboration
- Toxin advancement within discovery – including optimization and testing in target crops
- Toxin advancement to early development (phase 1)

I 19

 20  Application pathways  20  Innovative discovery technology  Improved Seeds  InnovativeAg-Chemicals  NovelAg-Biologicals  Geneticelements  Microbes  Chemical compounds  Platform outputs:  Basis for development of innovative products

 21  ~$37B* in 2015    Innovation potential  Key challenge - finding the next generation of novel herbicide  Herbicides  Insecticides  Fungicides  Others  Glyphosate - leading herbicide with >$5B sales, yet broadly increasing weed resistance  Dire need for novel herbicides due to increasing resistance   Source - International Survey of Herbicide Resistant Weeds, www.weedscience.org/graphs/soagraph.aspx (2013)  * Source: Phillips McDougall , 2015  Innovative Ag-Chemicals - market and unmet needs

Innovative Ag-Chemicals - activities & achievements

Overview

- **Product programs –**
  - Novel herbicides with new Mode of Action (MOA) - since 2013
- **Main achievements –**
  - Strategic collaboration with BASF (signed in 2015)
  - Discovery and validation in plants of several novel herbicide targets
  - Tens of discovered small molecules showing potential as active ingredient in novel herbicide



Weeds
inhibition

Herbicide chemical
Inhibiting target leads to weed death

Herbicide target
A macro-molecule within the weed essential for its life

Example: BASF-Evogene collaboration

- **Collaboration period - 3 years**
- **Objective - herbicides with new MOA**
- **Activities -**
  - Evogene to identify novel targets and target-linked chemicals candidates
  - BASF to screen & validate the candidate chemicals and further develop successful candidates towards commercial products evogene
BASF
Target and chemical candidates discovery
Screening, development and commercialization
Targets & chemicals
Chemical hits
Development, regulation & registration
Computational target & chemical discovery
Chemical screens
Innovative Herbicide

22

 Targets successfully validated in plants   Chemicals displayed herbicide activityagainst weeds   Innovative Ag-Chemicals - selected results  23  Advancement of targets and chemical hits – optimization and additional plant testing    Path forward  *Prior to optimization  * Results from Evogene’s internal activity

 Innovative Ag-Chemicals - upcoming value drivers  24  InnovativeAg-Chemicals  Product    Discovery  Early Development  Advanced development & registration  Commercialization  Chemical hit advancement - Advanced hits - following optimization Initial leads - optimized hits with desired plant efficacy Collaborations -Expand existing or entry into additional collaborations  Insecticides  Consider entry into new segmentsDiscovery of novel insecticides/ fungicides    Herbicides    Fungicides

 25  Application pathways  25  Innovative discovery technology  Improved Seeds  InnovativeAg-Chemicals  NovelAg-Biologicals  Geneticelements  Microbes  Chemical compounds  Platform outputs:  Basis for development of innovative products

Novel Ag-Biologicals - market and potential

~$3.2B* in 2015



Bio-pesticides
63%
Bio-stimulats
38%

* Source: Phillips McDougall, 2015

Innovation potential

MONSANTO joint venture novozymes

DUPONT PIONEER acquired TAXON BIOSCIENCES

BASF We create chemistry acquired BECKER UNDERWOOD



~$9B
~$3.2B
2015
2020 E

Source – 2020 estimation based on integrated information of BCC Research, marketsandmarkets, Agropages and Phillips McDougall

- Relatively short time and low investment to market
- Need for novel solutions with stable performance
- Microbiome a promising source for innovation, now accessible via maturing technologies

Development of "next generation" Ag-Biological products

26

Novel Ag-Biologicals - activities and achievements

Overview

- **Product programs -**
  - Bio-stimulant (mainly yield and abiotic stress) in corn, soy and wheat – since 2015
- **Main achievements -**
  - 10's of microbes showing consistent improvement of yield traits in greenhouse and field
  - Establishment infrastructure for product research and development - computational, tailored OMIC experiments, plant assays, formulation and fermentation
  - 20K isolated microbes from unique sourcing samples, with > 10K sequenced genomes

Crops	X	Product
		Bio-stimulant

Internal Bio-stimulant discovery & development program

- **Internal Evogene program -** including downstream activity
- **License out to partner** – late collaboration model
- **Expected time to product -** ~5 years


evogene
Novel Biostimulant
Discovery
Early Development
12 months
Development stage 1
12-18 months
Development stage 2
12-18 months
Pre-commercializtion
24 months
Hit
Current Status
Team
Lead
Pre Product
Product

27

28  Novel Ag-Biologicals - selected results  10’s of microbial Hits displaying positive results in corn field trials  EVO-0685  No treatment   Example: EVO-0685 – improved ear size and weight at harvest resulted with 17% increase of yield per plant  Combination of microbial hits, additional testing along with product development activities (upscale, fermentation & formulation)  Ears at harvest      Path forward

 Novel Ag-Biologicals - upcoming value drivers  Product    Discovery  Early Development  Advanced development & registration  Commercialization  Bio-stimulants  Bio-pesticides   Progress to advanced development - Advance Hits to Leads based on consortia (microbial team)Field testing & optimization development activity (fermentation & formulation) for Leads       Consider entry into new segmentsDiscovery of novel microbial strains for bio-pesticides  NovelAg-Biologicals  29

 Table of contents   Introduction Our technologyApplications and product programsSummary of investment highlights   30

 Investment highlights  5  2  3  4  Strong balance sheet  1  Engine for next generation product development targeting multi-billion dollar ag markets   Unique technology platform, combining expertise in plant science and cutting-edge computational tools  Diversified product portfolio with multiple paths to milestone payments and royalties from commercialization   Innovation partner of choice for industry leaders  31

 Thank you.  Contact:investors@evogene.comT: +972 8 931 1964